 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 1)

DIAMANTE MINERALS, INC.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

25253J109
 (CUSIP Number)

Robert Faber
6503 N. Military Trail, Unit 4601
Boca Raton, FL  33496
Telephone: (480)-603-5151
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 28, 2014
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 675614101

1. Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only).

Prolific Group, LLC
27-2016388

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 6. Citizenship or Place of Organization:

 Wisconsin

Number of	7. Sole Voting Power
Shares Beneficially	1,566,667

Owned By Each	8. Shared Voting Power
Reporting	-0-

Person	9. Sole Dispositive Power
1,566,667

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,566,667 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

 13. Percent of Class Represented by Amount in Row (11)
3.2% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
    OO

* Based on 49,333,332 shares of the Issuer's common stock outstanding as of September 28, 2014

Explanatory Note
This Amendment No. 1 to the statement on Schedule 13D ("Schedule 13D") filed with the Securities and Exchange Commission on April 28, 2014 on behalf of the Reporting Person relating to the common stock of Diamante Minerals, Inc., a Nevada corporation (the "Issuer")  is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Person to amend certain information set forth below in the items indicated. Unless otherwise stated herein, capitalized terms used in this Amendment No. 1 shall have the same meaning as those set forth in the Schedule 13D.

Item 1. Security and Issuer

On April 1, 2014, the Issuer filed a Certificate of Amendment to its Articles of Incorporation with the Secretary of State of the State of Nevada to (i) change its corporate name from "Oconn Industries Corp. to "Diamante Minerals, Inc." and (ii) increase the number of shares of authorized shares of common stock from 75,000,000 shares to 300,000,000 shares. On April 10, 2014, FINRA confirmed the 4-1 forward stock split, with a record date of March 31, 2014.  As a result of the forward stock split, the Reporting Person had 26,000,000 shares.

Item 4. Purpose of Transaction

On or about September 29, 2014, the Reporting Person sold an aggregate of 24,433,333 shares to eleven persons for nominal consideration.

Item 5. Interest in Securities of the Issuer

(a) The Issuer currently has 49,333,332 issued and outstanding shares of common stock.  The Reporting Person beneficially owns 1,566,667 shares (representing 3.2%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the disposition of the shares reported in Item 4 herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, the Reporting Person entered into various stock purchase agreements with each of the eleven transferees of the stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2014

Prolific Group, LLC

By: /s/ Mark Zegal
Name: Mark Zegal

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).